SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Hertz Global Holdings, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

42806J106
(CUSIP Number)

Andrew Langham
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
High River Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
8,922,502 (includes Shares underlying Forwards. See Items 5 and 6.)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
8,922,502  (includes Shares underlying Forwards. See Items 5 and 6.)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,922,502   (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.28%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Hopper Investments LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
8,922,502      (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
8,922,502      (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,922,502      (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.28%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
8,922,502      (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
8,922,502      (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,922,502      (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.28%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
14,545,136    (includes Shares underlying Forwards. See Items 5 and 6.)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
14,545,136   (includes Shares underlying Forwards. See Items 5 and 6.)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,545,136   (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.24%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Icahn Offshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
14,545,136   (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
14,545,136   (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,545,136   (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.24%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Icahn Partners LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
20,458,214     (includes Shares underlying Forwards. See Items 5 and 6.)

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
20,458,214    (includes Shares underlying Forwards. See Items 5 and 6.)

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,458,214    (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 14.40%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Icahn Onshore LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
20,458,214    (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
20,458,214    (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,458,214    (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.40%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Icahn Capital LP

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.64%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
IPH GP LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.64%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.64%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.64%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42806J106

1. NAME OF REPORTING PERSON
Beckton Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,003,350     (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.64%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 42806J106

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
43,925,852     (includes Shares underlying Forwards. See Items 5 and 6.)

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
43,925,852     (includes Shares underlying Forwards. See Items 5 and 6.)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,925,852     (includes Shares underlying Forwards. See Items 5 and 6.)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.92%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 8 to the Schedule 13D relating to the shares of Common Stock, Par Value $0.01 (“Shares”), issued by Hertz Global Holdings, Inc. (the “Issuer”) and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on July 8, 2016, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission on November 8, 2016, Amendment No. 2 to the Schedule 13D, filed with the Securities and Exchange Commission on November 10, 2016, Amendment No. 3 to the Schedule 13D, filed with the Securities and Exchange Commission on March 4, 2019, Amendment No. 4 to the Schedule 13D, filed with the Securities and Exchange Commission on June 12, 2019, Amendment No. 5 to the Schedule 13D, filed with the Securities and Exchange Commission on July 12, 2019, Amendment No. 6 to the Schedule 13D, filed with the Securities and Exchange Commission on July 18, 2019 and Amendment No. 7 to the Schedule 13D, filed with the Securities and Exchange Commission on September 11, 2019 , to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

 The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 43,925,852 Shares (including Shares underlying Forwards. See Items 5 and 6). The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $1,774.7 million (including commissions and premiums). The source of funding for these Shares (including Shares underlying Forwards) was the general working capital of the respective purchasers. The Shares  are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares was obtained through margin borrowing.

Item 5.  Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 43,925,852 Shares (including 2,030,537 Shares underlying Forwards), representing approximately 30.92% of the Issuer's outstanding Shares (based on the 142,067,813 Shares outstanding as of July 30, 2019, as disclosed by the Issuer in the Issuer’s Form 10-Q for the quarter ended June 30, 2019.

(b) High River has sole voting power and sole dispositive power with regard to 8,922,502 (including Shares underlying Forwards) Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 14,545,136 Shares (including Shares underlying Forwards). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 20,458,214 Shares (including Shares underlying Forwards). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes).

Item 5 (c) of the Schedule 13D is hereby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since the Reporting Persons filed Amendment No. 7 to the Schedule 13D with the SEC on September 11, 2019.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commission paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	09/12/2019	166,415 (1)	$ 14.73(2)
High River Limited Partnership	09/13/2019	65,565 (1)	$15.00 (2)
Icahn Partners LP	09/12/2019	389,056 (1)	$14.73 (2)
Icahn Partners LP	09/13/2019	153,280 (1)	$15.00 (2)
Icahn Partners Master Fund LP	09/12/2019	276,604 (1)	$14.73 (2)
Icahn Partners Master Fund LP	09/13/2019	108,978 (1)	$15.00 (2)

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on September 8, 2021.

(2)
Represents a forward price of $12 per Share, plus the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person paid a financing charge to the counterparty to such forward contract.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

Forward Contracts

On the relevant dates listed above in Item 5(c), certain of the Reporting Persons entered into forward contracts (the ʺForwardsʺ) providing for the purchase by such Reporting Persons of an aggregate of 2,030,537 Shares at a forward price of $12 per share, for an aggregate forward price of approximately $24.4 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. The Reporting Persons also paid the counterparty to the Forwards an aggregate amount of approximately $5.1 million upon entering into such Forwards.

The Forwards provide for physical settlement, with the Reporting Person retaining the right to elect cash settlement. The Forwards do not give any Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate. The Forwards expire on September 8, 2021.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2019

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 8 to Schedule 13D – Hertz Global Holdings, Inc.]